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  Morgan Stanley
  Charter Series




  December 2001
  Monthly Report

  This Monthly Report supplements the Charter Funds' Prospectus dated October 11, 2000 and the Prospectus Supplement dated December 19, 2001

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                                                               January 31, 2002

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MORGAN STANLEY CHARTER SERIES

Historical Fund Performance
---------------------------

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

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CHARTER MSFCM

Year                                                                  Return
----                                                                  ------
1994 (10 months)                                                       -7.3%
1995                                                                   21.9%
1996                                                                    4.0%
1997                                                                   26.2%
1998                                                                    5.1%
1999                                                                   -9.2%
2000                                                                   23.8%
2001                                                                   -3.3%

Inception-to-Date Return:                                              69.2%
Annualized Return:                                                      6.9%

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CHARTER GRAHAM

Year                                                                  Return
----                                                                  ------
1999 (10 months)                                                        2.9%
2000                                                                   22.0%
2001                                                                    9.7%

Inception-to-Date Return:                                              37.7%
Annualized Return:                                                     11.9%

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CHARTER MILLBURN

Year                                                                  Return
----                                                                  ------
1999 (10 months)                                                       -7.2%
2000                                                                   12.1%
2001                                                                  -11.3%

Inception-to-Date Return:                                              -7.7%
Annualized Return:                                                     -2.8%

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CHARTER WELTON

Year                                                                  Return
----                                                                  ------
1999 (10 months)                                                      -10.7%
2000                                                                   -8.2%
2001                                                                  -13.0%

Inception-to-Date Return:                                             -28.7%
Annualized Return:                                                    -11.2%

Demeter Management Corporation
c/o Managed Futures Department,
825 Third Avenue, 8th Floor,
New York, NY 10022
Telephone (201) 876-4647

Morgan Stanley Charter Series
Monthly Report
December 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of December 31, 2001 was as follows:

                                               % change
                       Funds            N.A.V. for month
                       -----            ------ ---------
                       Charter MSFCM    $16.92  -3.29%
                       Charter Graham   $13.77   0.93%
                       Charter Millburn $ 9.23   2.22%
                       Charter Welton   $ 7.13  -2.17%

Charter MSFCM

Charter MSFCM decreased in value during December primarily due to losses recorded in the metals and currency markets. The most significant losses were recorded in the metals markets from previously established long positions in aluminum and copper futures as base metals prices reversed lower amid declining demand and rising inventories. In the currency markets, losses were recorded from previously established long euro positions as its value reversed lower relative to the British pound. A portion of the Fund's overall losses was offset by gains recorded in the global interest rate futures markets from previously established short positions in European and Australian interest rate futures as prices continued weakening amid positive U.S. economic data. Smaller profits were recorded from short positions in natural gas futures as prices trended lower amid data from the American Gas Association showing that inventories approached 90% of full capacity.

Charter Graham

Charter Graham increased in value during December primarily due to gains recorded in the currency markets from previously established short positions in the Japanese yen as the value of the yen continued to trend lower versus the U.S. dollar amid the release of weak economic data and the perception that further depreciation of the yen would not be met with government intervention in support of the currency. Additional prof-its were recorded from previously established short positions in the South African rand as its value continued declining relative to the U.S. dollar due to emerging market concerns following Argentina's debt default and political turmoil in neighboring Zimbabwe. A portion of the Fund's overall gains was offset by losses recorded in the global interest rate futures markets from previously established long positions in German and U.S. interest rate futures as prices in these markets declined amid the release of positive U.S. economic data. Smaller losses were incurred in the metals markets from previously established long positions in copper and aluminum futures as base metals prices reversed lower amid declining demand and rising inventories.

On June 14, 2001, the General Partner, after consultation with Graham Capital Management, L.P., the Trading Advisor to Charter Graham, stopped using the Non-Trend Based Program at 150% Leverage to trade Fund assets on the basis that the Non-Trend Based Program at 150% Leverage was not performing up to expectations. The General Partner instructed the Trading Advisor to liquidate all positions in the Non-Trend Based Program at 150% Leverage and to reallocate all assets from those positions to the K4 Program at 150% Leverage, one of the Trading Advisor's other two programs used in the Fund. (The other is the Global Diversified Program at 150% Leverage.) With this reallocation, approximately 60% of the Fund's assets are traded pursuant to the Global Diversified Program at 150% Leverage and approximately 40% of the Fund's assets are traded pursuant to the K4 Program at 150% Leverage. Starting with the June closing, the allocations of subscriptions, redemptions and exchanges are similarly changed, with 60% allocated to the Global Diversified Program at 150% Leverage and 40% allocated to the K4 Program at 150% Leverage.

Limited Partners are further advised that, effective January 2, 2002, the assets of Charter Graham will be reallocated as follows: approximately 50% of the assets will be traded pursuant to the Global Diversified Program at 150% Leverage and approximately 50% of the assets will be traded pursuant to the K4 Program at 150% Leverage. Furthermore, all subscriptions, redemptions, and exchanges into or out of Charter Graham will be reallocated in the same proportions.

Charter Millburn

Charter Millburn increased in value during December primarily due to gains recorded in the currency markets from previously established short positions in the Japanese yen as the value of the yen continued to trend lower relative to the U.S. dollar and British pound amid the release of weak economic data and the perception that further depreciation of the yen would not be met with government intervention in support of the currency. A portion of the Fund's overall gains was offset by losses recorded in the global interest rate futures markets from short-term volatile price movement in Japanese government bond futures due to growing concerns regarding the Japanese economy and the weakening yen. Smaller losses were incurred from previously established long positions in U.S. interest rate futures as prices reversed lower amid the release of positive U.S. economic data. In the energy markets, losses were recorded from previously established short positions in crude oil futures as oil prices reversed higher on confirmation that both OPEC and non-OPEC nations plan to cut production by two million barrels a day.

Charter Welton

Charter Welton decreased in value during December primarily due to losses recorded in the metals markets from previously established long positions in aluminum futures as base metals prices reversed lower amid declining demand and rising inventories. Smaller losses were recorded during mid-month from short gold futures positions as gold prices reversed higher on short-covering prompted by weakness in the U.S. dollar. In the energy markets, losses were experienced from previously established short positions in crude oil futures as oil prices reversed higher on confirmation that both OPEC and non-OPEC nations plan to cut production by two million barrels a day. A portion of the Fund's overall losses was offset by gains recorded in the currency markets from previously established short positions in the Japanese yen as the value of the yen continued to trend lower relative to the U.S. dollar and euro amid the release of weak economic data and the perception that further depreciation of the yen would not be met with government intervention in support of the currency.

I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of the Partnership income, loss and deductions for calendar year 2001 will be mailed to holders of non-IRA accounts during the last week of February. Should you have an IRA account and wish to receive a Schedule K-1 tax form, please contact your Morgan Stanley Financial Advisor.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation c/o Managed Futures Department, 825 Third Avenue, 8th Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

/s/ Robert E. Murray
Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Morgan Stanley Charter Series
Statements of Operations
For the Month Ended December 31, 2001
(Unaudited)

                                    Morgan Stanley             Morgan Stanley              Morgan Stanley
                                  Charter MSFCM L.P.         Charter Graham L.P.       Charter Millburn L.P.
                             ---------------------------  ------------------------  ---------------------------
                                          Percentage of             Percentage of                Percentage of
                                         December 1, 2001          December 1, 2001             December 1, 2001
                                            Beginning                 Beginning                    Beginning
                               Amount    Net Asset Value  Amount   Net Asset Value    Amount    Net Asset Value
                             ----------  ---------------- -------  ---------------- ----------  ----------------
                                 $              %           $             %             $              %
REVENUES
Trading profit (loss):
  Realized                   (1,033,183)      (2.38)      738,618        1.63       (3,225,376)      (11.11)
  Net change in unrealized     (134,994)       (.31)      (45,437)       (.10)       4,042,391        13.93
                             ----------       -----       -------        ----       ----------       ------
   Total Trading Results     (1,168,177)      (2.69)      693,181        1.53          817,015         2.82
Interest income (Note 2)         66,817         .15        69,554         .15           46,475          .16
                             ----------       -----       -------        ----       ----------       ------
   Total Revenues            (1,101,360)      (2.54)      762,735        1.68          863,490         2.98
                             ----------       -----       -------        ----       ----------       ------
EXPENSES
Brokerage fees (Note 2)         252,815         .58       264,953         .58          169,315          .58
Management fees (Note 2 & 3)     72,234         .17        75,701         .17           48,377          .18
                             ----------       -----       -------        ----       ----------       ------
   Total Expenses               325,049         .75       340,654         .75          217,692          .76
                             ----------       -----       -------        ----       ----------       ------
NET INCOME (LOSS)            (1,426,409)      (3.29)      422,081         .93          645,798         2.22
                             ==========       =====       =======        ====       ==========       ======

                                   Morgan Stanley
                                Charter Welton L.P.
                             -------------------------
                                        Percentage of
                                       December 1, 2001
                                          Beginning
                              Amount   Net Asset Value
                             --------  ----------------
                                $             %
REVENUES
Trading profit (loss):
  Realized                    181,302        1.03
  Net change in unrealized   (458,255)      (2.61)
                             --------       -----
   Total Trading Results     (276,953)      (1.58)
Interest income (Note 2)       28,301         .16
                             --------       -----
   Total Revenues            (248,652)      (1.42)
                             --------       -----
EXPENSES
Brokerage fees (Note 2)       102,343         .58
Management fees (Note 2 & 3)   29,241         .17
                             --------       -----
   Total Expenses             131,584         .75
                             --------       -----
NET INCOME (LOSS)            (380,236)      (2.17)
                             ========       =====

Morgan Stanley Charter Series
Statements of Changes in Net Asset Value
For the Month Ended December 31, 2001
(Unaudited)

                             Morgan Stanley                      Morgan Stanley                    Morgan Stanley
                           Charter MSFCM L.P.                  Charter Graham L.P.              Charter Millburn L.P.
                   ----------------------------------  ----------------------------------- -------------------------------
                                                                                                                      Per
                       Units        Amount    Per Unit     Units        Amount    Per Unit     Units        Amount    Unit
                   -------------  ----------  -------- -------------  ----------  -------- -------------  ----------  ----
                                      $          $                        $          $                        $        $
Net Asset Value,
 December 1, 2001  2,476,559.112  43,339,795   17.50   3,328,167.616  45,420,432   13.65   3,216,357.950  29,025,515  9.02
Net Income (Loss)             --  (1,426,409)   (.58)             --     422,081     .12              --     645,798   .21
Redemptions          (46,642.867)   (789,197)  16.92     (23,946.698)   (329,746)  13.77     (28,679.663)   (264,713) 9.23
Subscriptions         75,399.449   1,275,759   16.92     176,325.418   2,428,001   13.77      87,974.109     812,001  9.23
                   -------------  ----------           -------------  ----------           -------------  ----------
Net Asset Value,
 December 31, 2001 2,505,315.694  42,399,948   16.92   3,480,546.336  47,940,768   13.77   3,275,652.396  30,218,601  9.23
                   =============  ==========           =============  ==========           =============  ==========

                            Morgan Stanley
                         Charter Welton L.P.
                   -------------------------------
                                              Per
                       Units        Amount    Unit
                   -------------  ----------  ----
                                      $
Net Asset Value,
 December 1, 2001  2,407,501.055  17,544,467  7.29
Net Income (Loss)             --    (380,236) (.16)
Redemptions          (82,279.803)   (586,655) 7.13
Subscriptions         10,589.060      75,500  7.13
                   -------------  ----------
Net Asset Value,
 December 31, 2001 2,335,810.312  16,653,076  7.13
                   =============  ==========

  The accompanying notes are an integral part of these financial statements.

Morgan Stanley Charter Series
Notes to Financial Statements--(Unaudited)

1. Summary of Significant Accounting Policies

Organization--Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), Morgan Stanley Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MSFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.

Use of Estimates--The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition--Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one

Morgan Stanley Charter Series
Notes to Financial Statements--(Continued)


period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit--Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs--Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses--Each Partnership incurs monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes--No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions--Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering--Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions--Limited Partners may redeem some or all of their Units as of the last day of the sixth month

Morgan Stanley Charter Series
Notes to Financial Statements--(Continued)

following the closing at which each first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges--On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership--Charter MSFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2. Related Party Transactions

Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

Charter MSFCM pays management and incentive fees (if any) to MSFCM.

3. Trading Advisors

Demeter, on behalf of Charter MSFCM, Charter Graham, Charter Millburn and Charter Welton, retains

Morgan Stanley Charter Series
Notes to Financial Statements--(Concluded)

certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee--Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee--Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.

Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

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